SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule TO/A
(Rule 14d-100)
Tender Offer Statement under Section
14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 3)

Carrizo Oil & Gas, Inc.
(Name of Subject Company (Issuer))

Carrizo Oil & Gas, Inc.
(Issuer)
(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

4.375% Convertible Senior Notes due 2028
(Title of Class of Securities)

144577AA1
(CUSIP Number of Class of Securities)
US144577AA15
(ISIN Number of Class of Securities)

Gerald A. Morton
General Counsel and
Vice President — Business Development
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002
(713) 328-1000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Gene J. Oshman
James H. Mayor
Baker Botts L.L.P.
One Shell Plaza
910 Louisiana Street
Houston, Texas 77002
Telephone: (713) 229-1234

CALCULATION OF FILING FEE

Amount of
Transaction Valuation*	Filing Fee**
$300,000,000	$21,390

*	Calculated solely for the purpose of determining the amount of the filing fee. This amount is based upon the purchase of $300,000,000 aggregate principal amount of the issuer’s 4.375% Convertible Senior Notes due 2028 at the tender offer price of $1,000 per $1,000 principal amount of such Convertible Senior Notes.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Advisory #4 for Fiscal Year 2010 issued by the Securities and Exchange Commission, equals $71.30 per million of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$21,390	Filing Party:	Carrizo Oil & Gas, Inc.
Form or Registration No.:	Schedule TO-I	Date Filed:	October 25, 2010
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

SCHEDULE TO
     This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed with the Securities and Exchange Commission (the “SEC”) on October 25, 2010 by Carrizo Oil & Gas, Inc., a Texas corporation (“Carrizo” or the “Company”), as amended and supplemented by Amendment No. 1 thereto (“Amendment No. 1”) filed by Carrizo on November 3, 2010 and Amendment No. 2 thereto (“Amendment No. 2”) filed by Carrizo on November 9, 2010 (the Original Schedule TO, as so amended and supplemented, the “Schedule TO”). The Schedule TO relates to the offer by Carrizo to purchase for cash up to $300 million aggregate principal amount of its outstanding 4.375% convertible senior notes due 2028 (the “Convertible Senior Notes”), or such lesser principal amount of Convertible Senior Notes as is properly tendered and not properly withdrawn, for consideration per $1,000 principal amount of Convertible Senior Notes of $1,000, in addition to any accrued and unpaid interest from the most recent interest payment date to, but not including, the date that Carrizo accepts tendered Convertible Senior Notes for payment. The offer is conditioned on at least $200 million aggregate principal amount of Convertible Senior Notes being validly tendered and not withdrawn. Carrizo’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 25, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” and, together with the Offer to Purchase, each as amended or supplemented from time to time, the “Offer”), copies of which are attached to this Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.
     The purpose of this Amendment No. 3 is to amend and supplement the Schedule TO and the Offer to report the results of the Offer. Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO and the Offer remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. This Amendment No. 3 should be read in conjunction with the Original Schedule TO, Amendment No. 1, Amendment No. 2, the Offer to Purchase and the Letter of Transmittal.
     This Amendment No. 3 is the final amendment to the Schedule TO and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.
     Capitalized terms used and not defined herein have the meanings assigned to them in the Offer to Purchase.
Item 1. Summary Term Sheet.
     The information set forth under “Summary Term Sheet” in the Offer to Purchase and Item 1 of the Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.
Item 4. Terms of the Transaction.
     (a) The Offer to Purchase and Item 4(a) of the Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the following information:
     The Offer expired at 5:00 p.m., New York City time, on November 23, 2010 (the “Expiration Date”). Carrizo has accepted for purchase $300,000,000 aggregate principal amount of Convertible Senior Notes that were validly tendered and not withdrawn as of the Expiration Date for an aggregate consideration of approximately $306,307,292, including accrued and unpaid interest on the Convertible Senior Notes. Because the tender offer was oversubscribed, the aggregate principal amount of Convertible Senior Notes that Carrizo purchased from each tendering noteholder was prorated. Carrizo has been informed by Wells Fargo Bank, National Association, the depositary for the tender offer, that the proration factor is approximately 83.4%. In accordance with the terms of the Offer, the depositary will promptly issue payment for the Convertible Senior Notes accepted for purchase and will return all other Convertible Senior Notes tendered.

     After Carrizo’s purchase of $300,000,000 aggregate principal amount of Convertible Senior Notes, approximately $73,750,000 aggregate principal amount of Convertible Senior Notes will remain outstanding.
     On November 24, 2010, Carrizo issued a press release announcing the results of the Offer. A copy of this press release is attached hereto as Exhibit (a)(5)(v) and is incorporated herein by reference.
Item 7. Source and Amount of Funds or Other Consideration.
     (a), (b) and (d) The information set forth under “The Tender Offer — Source and Amount of Funds” in the Offer to Purchase and Item 7 of the Schedule TO, to the extent such Item 7 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.
Item 12. Exhibits.
     Item 12 is hereby amended and supplemented to add the following exhibit.

Exhibit
Number	Description
(a)(5)(v)	Press Release dated November 24, 2010 announcing the results of the tender offer.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carrizo Oil & Gas, Inc.
By:	/s/ Paul F. Boling
Paul F. Boling
Vice President and Chief Financial Officer

Dated: November 24, 2010

EXHIBIT INDEX

Exhibit
Number	Description

(a)(1)(i)**	Offer to Purchase dated October 25, 2010.

(a)(1)(ii)**	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)**	Press Release dated October 25, 2010 announcing the commencement of the tender offer.

(a)(5)(ii)**	Press Release dated October 25, 2010 announcing the Company’s senior notes offering.

(a)(5)(iii)**	Press Release dated October 28, 2010 announcing the pricing of the Company’s senior notes offering.

(a)(5)(iv)**	Press Release dated November 2, 2010 announcing the completion of the Company’s senior notes offering and the satisfaction of the financing condition to the tender offer.

(a)(5)(v)*	Press Release dated November 24, 2010 announcing the results of the tender offer.

(b)	None.

(d)(1) †	Indenture among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee, dated May 28, 2008 (incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(2) †	First Supplemental Indenture dated May 28, 2008 between Carrizo Oil & Gas, Inc. and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on May 28, 2008).

(d)(3) †	Second Supplemental Indenture dated May 14, 2009 among Carrizo Oil & Gas, Inc., the subsidiaries named therein and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.21 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(4) †	Third Supplemental Indenture effective as of October 19, 2009 among Carrizo Oil & Gas, Inc., Pecos Pipeline LLC and Wells Fargo Bank, National Association, as trustee (incorporated by reference to Exhibit 4.19 to the Company’s Amendment No. 1 to the Company’s Registration Statement on Form S-3 (Registration No. 333-159237)).

(d)(5) †	Amendment No. 1 to the Letter Agreement Regarding Participation in the Company’s 2001 Seismic and Acreage Program, dated June 1, 2001 (incorporated herein by reference to Exhibit 4.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2001).

(d)(6) †	Amended and Restated Incentive Plan of the Company effective as of April 30, 2009 (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(7) †	Amended and Restated Employment Agreement between the Company and S.P. Johnson IV (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(8) †	Amended and Restated Employment Agreement between the Company and Paul F. Boling (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(9) †	Amended and Restated Employment Agreement between the Company and J. Bradley Fisher (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

Exhibit
Number	Description

(d)(10) †	Amended and Restated Employment Agreement between the Company and Gregory E. Evans (incorporated herein by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(11) †	Amended and Restated Employment Agreement between the Company and Richard H. Smith (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(12) †	Employment Agreement between the Company and David L. Pitts (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on January 20, 2010).

(d)(13) †	Form of Stock Option Award Agreement (incorporated herein by reference to Exhibit 10.43 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2004).

(d)(14) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(15) †	Form of Director Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(16) †	Form of Employee Restricted Stock Award Agreement under the Incentive Plan of Carrizo Oil & Gas, Inc. (incorporated herein by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed on April 22, 2005).

(d)(17) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting and time-based vesting) (incorporated herein by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(18) †	Form of 2009 Employee Restricted Stock Unit Award Agreement (with performance-based vesting only) (incorporated herein by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(19) †	Form of 2009 Employee Cash or Stock Settled Stock Appreciation Rights Award Agreement under the Carrizo Oil & Gas, Inc. Incentive Plan (incorporated herein by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(20) †	Carrizo Oil & Gas, Inc. Cash-Settled Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.10 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(21) †	Form of 2009 Employee Cash-Settled Stock Appreciation Rights Award Agreement pursuant to the Carrizo Oil & Gas, Inc. Stock Appreciation Rights Plan (incorporated herein by reference to Exhibit 10.11 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(22) †	Form of Independent Contractor Restricted Stock Award Agreement (incorporated herein by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(23) †	Form of Employee Restricted Stock Award Agreement (with performance-based vesting) (incorporated herein by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed on December 23, 2008).

(d)(24) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among the Company and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

(d)(25) †	S Corporation Tax Allocation, Payment and Indemnification Agreement among Carrizo Production, Inc. and Messrs. Loyd, Webster, Johnson, Hamilton and Wojtek (incorporated herein by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1 (Registration No. 333-29187)).

Exhibit
Number	Description

(d)(26) †	Amended and Restated Registration Rights Agreement dated December 15, 1999 among the Company, Paul B. Loyd Jr., Douglas A. P. Hamilton, Steven A. Webster, S.P. Johnson IV, Frank A. Wojtek and DAPHAM Partnership, L.P. (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on December 15, 1999).

(d)(27) †	Registration Rights Agreement dated February 20, 2002 among the Company, Mellon Ventures, L.P. and Steven A. Webster (incorporated herein by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed on February 20, 2002).

(d)(28) †	Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, National Association, as Administrative Agent, and J.P. Morgan Securities Inc., as Sole Bookrunner and Lead Arranger (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(29) †	First Lien Stock Pledge and Security Agreement dated as of May 25, 2006, by Carrizo Oil & Gas, Inc., in favor of JPMorgan Chase Bank, National Association, as Administrative Agent (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on May 30, 2006).

(d)(30) †	Second Amendment effective as of September 11, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 11, 2007).

(d)(31) †	Third Amendment effective as of December 20, 2007 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, National Association, as Administrative Agent and Lender, and Guaranty Bank as Lender (incorporated by reference to Exhibit 10.48 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008).

(d)(32) †	Fourth Amendment to Credit Agreement, dated as of May 20, 2008, by and among Carrizo Oil & Gas, Inc. and certain subsidiaries thereof, the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 22, 2008).

(d)(33) †	Fifth Amendment to Credit Agreement dated as of June 11, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(34) †	Sixth Amendment dated as of July 7, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, JPMorgan Chase Bank, N.A., as Administrative Agent, and the Lenders party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on July 11, 2008).

(d)(35) †	Seventh Amendment dated as of October 29, 2008 to Credit Agreement dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, JPMorgan Chase Bank, N.A., as resigning administrative agent and as resigning issuing bank, and Guaranty Bank, as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 4, 2008).

(d)(36) †	Lender Certificate dated December 16, 2008 of Union Bank of California, N.A. regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 22, 2008).

Exhibit
Number	Description

(d)(37) †	Eighth Amendment dated as of April 22, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on April 28, 2009).

(d)(38) †	Ninth Amendment dated as of April 30, 2009 to Credit Agreement dated May 25, 2006 by and among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, and Guaranty Bank, as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 6, 2009).

(d)(39) †	Tenth Amendment to Credit Agreement dated as of May 20, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of Borrower, as Guarantors, the Lenders party thereto, Guaranty Bank, as resigning administrative agent and as resigning issuing bank, and Wells Fargo Bank, N.A., as successor administrative agent and as successor issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on May 27, 2009).

(d)(40) †	Lender Certificate dated June 5, 2009 of Calyon New York Branch regarding joinder as Lender to Credit Agreement, as amended, dated as of May 25, 2006 among Carrizo Oil & Gas, Inc., as Borrower, Certain Subsidiaries of Borrower, as Guarantors, Guaranty Bank, as Administrative Agent and the Lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on June 9, 2009).

(d)(41) †	Eleventh Amendment to Credit Agreement dated as of December 16, 2009 among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on December 17, 2009).

(d)(42) †	Twelfth Amendment to Credit Agreement dated as of May 5, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.40 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2010).

(d)(43) †	Thirteenth Amendment to Credit Agreement, dated as of August 23, 2010 and effective as of September 10, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 16, 2010).

(d)(44) †	Fourteenth Amendment to Credit Agreement, dated as of October 20, 2010, among Carrizo Oil & Gas, Inc., as Borrower, certain Subsidiaries of the Borrower, as Guarantors, the Lenders party thereto, and Wells Fargo Bank, N.A., as administrative agent and issuing bank (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on October 25, 2010).

(d)(45) †	Fourth Supplemental Indenture dated November 2, 2010 among Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 2, 2010).

(d)(46) †	Fifth Supplemental Indenture dated November 2, 2010 among Carrizo Oil & Gas, Inc., the Subsidiary Guarantors named therein and Wells Fargo Bank, National Association, as trustee (incorporated herein by reference to Exhibit 4.3 to the Company’s Current Report on Form 8-K filed on November 2, 2010).

Exhibit
Number	Description

(d)(47) †	Registration Rights Agreement, dated November 2, 2010, among Carrizo Oil & Gas, Inc., the Guarantors named therein and Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC and RBC Capital Markets, LLC (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on November 2, 2010).

(g)	Not applicable.

(h)	Not applicable.

†	Incorporated by reference as indicated.

*	Filed herewith.

**	Previously filed on Schedule TO.